                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63619

                 Subject to Completion, dated November 16, 1999
Prospectus Supplement
(To prospectus dated September 30, 1998)

[LOGO OF FEDERAL REALTY INVESTMENT TRUST]

$
 % Notes due

 . We will pay interest on the notes on a semi-annual basis on      and      of
  each year, beginning      , 2000. Interest will accrue from      , 1999.

 . We may redeem the notes in whole or in part at any time before maturity at the redemption price described on page S-21.

 . The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness.

--------------------------------------------------------------------------------

          Price to Discounts and Proceeds to
          Public   Commissions   us
--------------------------------------------
Per note     %           %            %
--------------------------------------------
Total       $            $            $
--------------------------------------------

(1)Plus accrued interest from      , 1999, if settlement occurs after that
date.

Neither the Securities and Exchange Commission nor any state securities commis-sion has approved or disapproved of these securities or determined if this pro-spectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depos-
itory Trust Company on or about      , 1999.

Goldman, Sachs & Co.                                           J.P. Morgan & Co.

    First Union Securities, Inc.

              PNC Capital Markets, Inc.

                         Warburg Dillon Read LLC

November  , 1999.

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                          Prospectus Supplement
Federal Realty Investment Trust.......................................... S-3
Recent Developments...................................................... S-4
Ratios of Earnings to Fixed Charges...................................... S-5
Use of Proceeds.......................................................... S-5
Capitalization........................................................... S-6
Selected Consolidated Financial Data..................................... S-7
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-8
Business Strategy........................................................ S-12
Management............................................................... S-15
Property Information..................................................... S-16
Description of Notes..................................................... S-21
Federal Income Tax Considerations........................................ S-25
Underwriting............................................................. S-27
Legal Matters............................................................ S-27
                               Prospectus
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Trust................................................................    3
Use of Proceeds..........................................................    4
Ratios of Earnings to Fixed Charges......................................    4
Description of Debt Securities...........................................    4
Description of Preferred Shares..........................................   16
Description of Common Shares.............................................   22
Federal Income Tax Considerations........................................   23
Plan of Distribution.....................................................   24
Legal Opinions...........................................................   25
Experts..................................................................   25

                        FEDERAL REALTY INVESTMENT TRUST

   Founded in 1962, we are a self-administered equity real estate investment trust that owns, manages, develops and redevelops prime retail properties in the Northeast, Mid-Atlantic and West Coast regions. At September 30, 1999, we owned 123 retail properties and one apartment complex. We have traditionally focused our investment efforts on undervalued community and neighborhood shopping centers anchored by supermarkets, drug stores, or high volume, value oriented retailers providing consumer goods. After acquiring these types of properties, we have significantly enhanced their operating performance through renovation, expansion, reconfiguration and retenanting programs. With our investment in late 1993 in four city blocks of downtown Bethesda, Maryland, we began the expansion of our traditional investment focus to include "Main Street Retail" properties--retail buildings and mixed-use properties in prime urban shopping areas. Recognizing a trend of consumer shopping preferences and retailer expansion to main streets, in 1994, we formed a wholly owned subsidiary, Street Retail Inc., to pursue this investment strategy. Today, we are the largest landlord on a number of dynamic main streets. We also have an inventory of land parcels under our control for the purpose of developing multi-use projects that center around the retail component.

   We have traditionally operated the company as a single business segment. During the fourth quarter of 1998, however, we changed our operating structure to an asset management model, where small, focused teams are responsible for a portfolio of assets. As a result, we have divided our portfolio of properties into three operating regions: the Northeast, the Mid-Atlantic and the West Coast. Each region is operated under the direction of a regional chief operating officer, with dedicated leasing, property management and financial staffs.

   We continually evaluate our properties for renovation, retenanting and expansion opportunities. Similarly, we regularly review our portfolio and from time to time consider selling certain of our properties. Our operating results are affected by general economic and real estate conditions, including conditions specific to the markets where our properties are located.

   We have benefited, and expect to continue to benefit, from the following characteristics of our operations:

  . Contractual rents. During the twelve months ended September 30, 1999,
    97.6% of our retail rental income was contractual minimum rent plus expense recoveries and was not derived from percentage rents.

  . Diverse tenant base. In 1998, our retail rental income was derived from approximately 2,300 tenants, with no single tenant or corporate entity accounting for more than 3% of rental income.

  . Internal growth. Property net operating income (rental income plus other property income, less rental expenses and real estate taxes) increased at an annual average rate of 7.4% over the past five years, increasing from $83 million in 1994 to $110 million in 1998 for properties owned during all of the periods.

  . Favorable lease structure. Our typical shopping center lease includes provisions for at least partial recapture of property operating expenses and real estate taxes. Through September 30, 1999, we recovered 81% of property operating expenses and 73% of real estate taxes.

  . Strong demand for our assets. During the twelve months ended September
    30, 1999, we signed leases for 1,444,000 square feet of retail space. On a same space basis, we re-leased 1,075,000 square feet of retail space at an average increase in rent per square foot of 20%.

  . Excellent demographics. Our properties tend to be located in densely populated, affluent markets where limited land availability and zoning restrictions limit the development of new competitive products.

  . Long term operating history. Our revenues have increased consistently since we were founded through many real estate and economic cycles. As a result, we have been able to increase our common dividend each and every year for the past 32 years.

   We are organized as a Maryland real estate investment trust. Our executive offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852 and our telephone number is (301) 998-8100.

                              RECENT DEVELOPMENTS

Third Quarter Operating Results

   On November 3, 1999, we announced our operating results for the third quarter of 1999. Our track record of increasing operating results continued as funds from operations for the third quarter of 1999 increased 14% to $24.4 million from $21.4 million in the third quarter of 1998. Funds from operations also improved for the first nine months of 1999, increasing 14% to $72.3 million from $63.6 million in 1998. At September 30, 1999, our overall stabilized occupancy was 95%. Excluding a property that has been sold since September 30, 1999, the overall stabilized occupancy was 96%. During the third quarter of 1999, we signed leases for 430,000 square feet of retail space. On a same space basis, we re-leased 324,000 square feet of retail space at an average increase in rent per square foot of 27%. The weighted average rent on these leases was $20.34 per square foot compared to the previous average rent of $16.02 per square foot. A comparison of property operations for the third quarter of 1999 versus the third quarter of 1998 shows the following:

  . Rental income increased 12% to $62.0 million in 1999 from $55.4 million in 1998. When adjusted to exclude properties acquired and sold during 1998 and 1999, rental income increased 7% to $57.9 million in 1999 from $54.2 million in 1998.

  . Net operating income increased 17% to $47.8 million in 1999 from $40.9 million in 1998. On a same center basis, net operating income increased 11% to $44.4 million in 1999 from $39.9 million in 1998.

  . Operating margins, defined as property net operating income as a percentage of property revenues, improved from 68.8% for the third quarter of 1998 to 70.2% for the third quarter of 1999.

   Also during the third quarter of 1999, in continuing to explore strategic alternatives to maximize shareholder value, we considered spinning off certain of our assets (primarily those related to the development and operation of our Main Street Retail program) in a taxable transaction to shareholders. Shortly thereafter, our remaining assets were to be merged with another publicly traded shopping center company in exchange for cash and stock consideration. On September 24, 1999, we announced that the merger negotiations were terminated and that the spin off was being reevaluated. Although there are currently no plans to consummate a spin off or merger transaction, management continues to evaluate ways to maximize shareholder values and has renewed its focus on maximizing the profitability of our operating portfolio.

Creation of Chief Operating Officer Position

   On November 3, 1999, we announced the appointment of Donald C. Wood as Chief Operating Officer. Our regional asset management approach, which was implemented in 1998, coupled with a compensation program tied to achievement of regional goals, has been recognized as an effective way to reduce bureaucracy and empower and develop key managers. The Chief Operating Officer will have direct responsibility for the operating and financial performance and the long-term value enhancement of our operating properties.

Acquisitions and Redevelopments

   During the first nine months of 1999, we acquired a 90% interest in three buildings in Hollywood, California for a total cash investment by us of $23.7 million. The first two buildings contain 120,000 and 64,000 leasable square feet, respectively. The third building is vacant pending redevelopment. In addition, during the first nine months of 1999, we invested $7.2 million in mortgage notes receivable with an average weighted interest rate of 10%. Though we believe that current market conditions generally do not favor acquisitions, we will continue to purchase assets that support favorable risk-adjusted returns.

   We intend to continue our practice of redeveloping and expanding properties within our portfolio. During the first nine months of 1999, we spent $45 million for the renovation and redevelopment of certain properties. We believe that the risk-adjusted returns on these projects are beneficial to shareholders in addition to enhancing the long-term value of these properties.

Recent Financings

   We primarily utilize our $300 million unsecured line of credit to fund acquisitions and capital expenditures. As of November 1, 1999, there was $205.0 million outstanding under our credit facility. Our credit facility was entered into in December 1997 for a term of five years. Borrowings under the credit facility bear interest at 65 basis points over the London Interbank Offered Rate ("LIBOR"). The weighted average interest rate on borrowings for the nine months ended

September 30, 1999 was 5.9%. Our credit facility requires fees and has various covenants including maintenance of a minimum shareholders' equity and maximum ratio of debt to net worth.

   In October 1999, we sold Northeast Plaza Shopping Center in Atlanta, Georgia for $19.6 million in cash, realizing a loss of $6.4 million. Separately, mortgage notes receivable of $5.3 million were repaid in October 1999. The cash proceeds from these transactions were used to pay down our credit facility.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown:

                                                              Nine Months Ended
      Year Ended December 31,                                   September 30,
     1994     1995        1996        1997        1998            1998            1999
----          ----        ----        ----        ----        --------        --------
1.61x         1.55x       1.59x       1.70x       1.65x           1.63x           1.71x

   The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain on sale of real estate and extraordinary items and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the portion of rent expense representing an interest factor. The ratio of earnings to combined fixed charges and preferred dividends was 1.64x and 1.46x for the years ended December 31, 1997 and 1998 and 1.43x and 1.54x for the nine months ended September 30, 1998 and 1999. There were no preferred dividends paid prior to 1997; as a result, the ratio of earnings to combined fixed charges and preferred dividends for the years ended December 31, 1994 through 1996 are unchanged from the ratios presented above.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the notes offered hereby are
estimated to be $   . We intend to use $100 million of the proceeds to repay
our senior notes that mature on January 15, 2000 and the remainder to pay down our credit facility.

   At September 30, 1999, the interest rate on our credit facility was 5.9% and at November 1, 1999, there was $205.0 million outstanding. Affiliates of First Union Securities, Inc., PNC Capital Markets, Inc. and Warburg Dillon Read LLC, three of the underwriters of the offering, are lenders on our credit facility and, upon application of the net proceeds from the offering of the notes, will receive their proportionate share of the amount of the credit facility to be repaid.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999, and as adjusted to give effect to the sale of the notes offered hereby and application of a portion of the proceeds therefrom to repay $100 million of senior notes that mature on January 15, 2000.

                                                          September 30, 1999
                                                                            As
                                                          Historical  Adjusted
                                                      --------------  --------
                                                      (in thousands)
Debt:
  Mortgages payable..................................     $   50,684  $ 50,684
  Obligations under capital leases...................        122,124   122,124
  Notes payable, primarily bank lines and notes(1)...        341,805
  Senior notes.......................................        335,000
  Convertible subordinated debentures................         75,289    75,289
                                                      --------------  --------
    Total debt.......................................        924,902
                                                      --------------  --------
Shareholders' equity
  Preferred shares...................................        100,000   100,000
  Common shares of beneficial interest...............            404       404
  Additional paid in capital.........................        712,434   712,434
  Accumulated distributions in excess of Trust net
   income............................................       (280,143) (280,143)
  Other..............................................       ( 22,986) ( 22,986)
                                                      --------------  --------
    Total shareholders' equity.......................        509,709   509,709
                                                      --------------  --------
      Total capitalization...........................     $1,434,611
                                                      ==============  ========

-------
(1) Consists of $213 million drawn on the credit facility, $125 million on a term note with banks and $3.8 million in miscellaneous notes payable.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial data and should be read in conjunction with the consolidated financial statements and notes incorporated by reference in the accompanying prospectus. Our selected operating, other and balance sheet data for the years ended through December 31, 1998 and for the periods then ended have been derived from financial statements audited by Grant Thornton LLP, independent accountants. The unaudited financial data for the nine months ended September 30, 1999 and 1998 includes all adjustments, consisting of normal recurring accruals, which we consider necessary for the fair presentation of our financial position and the results of operations for such period. The results for the nine month period may not be indicative of the results to be expected for the full year.

(in thousands, except        Nine months ended
ratio                          September 30,                     Year ended December 31,
information and per share        1999        1998        1998        1997        1996        1995      1994
data)                      ----------  ----------  ----------  ----------  ----------  ----------  --------
                                (unaudited)
Operating Data
Revenues
 Rental income...........  $  181,078  $  162,041  $  222,186  $  188,529  $  164,887  $  142,841  $128,133
 Other property income...       8,176       7,613      10,347       9,705       9,816       7,435     5,698
 Interest................       5,779       3,928       5,945       6,037       4,352       4,113     3,933
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
                              195,033     173,582     238,478     204,271     179,055     154,389   137,764
Expenses
 Interest................      45,507      39,736      55,125      47,288      45,555      39,268    31,462
 Depreciation and
  amortization...........      37,313      33,384      46,047      41,399      38,154      34,901    29,801
 Property expenses.......      57,398      52,549      72,761      62,369      57,098      49,564    47,927
 General, administrative
  and other..............      10,888      13,401      16,461      11,744       9,100       7,305     7,716
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
                              151,106     139,070     190,394     162,800     149,907     131,038   116,906
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
Income before investors'
 share of operations and
 gain on sale of real
 estate..................      43,927      34,512      48,084      41,471      29,148      23,351    20,858
Investors' share of
 operations..............      (2,322)     (2,335)     (3,124)     (1,342)       (394)        304      (392)
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
Income before gain (loss)
 on sale of real estate..      41,605      32,177      44,960      40,129      28,754      23,655    20,466
Gain (loss) on sale of
 real estate.............      (7,050)        --          --        6,375         (12)       (545)      --
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
Net income...............      34,555      32,177      44,960      46,504      28,742      23,110    20,466
Dividends on preferred
 stock...................      (5,963)     (5,963)     (7,950)     (1,877)        --          --        --
                           ----------  ----------  ----------  ----------  ----------  ----------  --------
Net income available for
 common shareholders.....  $   28,592  $   26,214  $   37,010  $   44,627  $   28,742  $   23,110  $ 20,466
                           ==========  ==========  ==========  ==========  ==========  ==========  ========
Weighted average shares
 Basic...................      39,534      39,115      39,174      38,475      33,175      31,481    30,267
 Diluted.................      40,639      39,953      40,080      38,988      33,573      31,860    30,679
Distributions declared on
 common shares...........  $   59,487  $   57,827  $   69,512  $   66,636  $   56,607  $   51,392  $ 48,196
Distributions declared
 per common share........  $     1.33  $     1.30  $     1.74  $     1.70  $     1.66  $     1.61  $   1.57
Other Data
Net cash provided by
 operating
 activities(1)...........  $   74,681  $   61,641  $   90,427  $   72,170  $   65,648  $   65,117  $ 45,199
Net cash provided by
 financing
 activities(1)...........  $   20,666  $   88,052  $   97,406  $  213,175  $   96,691  $   75,769  $ 39,626
Net cash used in
 investing
 activities(1)...........  $   97,487  $  156,784  $  187,646  $  279,343  $  161,819  $  134,360  $ 90,465
Funds from
 operations(2)...........  $   72,278  $   63,617  $   86,536  $   79,733  $   65,254  $   57,034  $ 50,404
Ratio of earnings to
 fixed charges(3)(4).....       1.71x       1.63x       1.65x       1.70x       1.59x       1.55x     1.61x
Ratio of funds from
 operations to fixed
 charge(2)(4)............       2.42x       2.46x       2.46x       2.50x       2.35x       2.35x     2.52x
Ratio of earnings to
 combined fixed charges
 and preferred
 dividends(3)(4).........       1.54x       1.43x       1.46x       1.64x         --          --        --
Ratio of funds from
 operations to combined
 fixed charges and
 preferred
 dividends(2)(4).........       2.17x       2.17x       2.18x       2.42x         --          --        --
Balance Sheet Data
Real estate assets, at
 cost....................  $1,729,174  $1,616,271  $1,642,136  $1,453,639  $1,147,865  $1,009,682  $852,722
Total assets.............   1,541,882   1,457,307   1,484,317   1,316,573   1,035,306     886,154   751,804
Total debt...............     924,902     818,828     846,928     670,890     585,584     444,886   372,877
Total liabilities........   1,032,173     922,279     954,370     762,763     646,421     512,586   408,582
Redeemable preferred
 shares..................     100,000     100,000     100,000     100,000         --          --        --
Shareholders equity......     509,709     535,028     529,947     553,810     388,885     327,468   343,222
Number of common shares
 outstanding.............      40,312      40,003      40,080      39,148      35,886      32,160    31,609

(1) Determined in accordance with Financial Accounting Standards Board Statement No. 95. See Consolidated Statements of Cash Flows incorporated by reference into the accompanying prospectus.
(2) Defined by the National Association of Real Estate Investment Trusts ("NAREIT") as income available for common shareholders before depreciation and amortization of real estate assets and before extraordinary items and significant non-recurring events plus or minus losses or gains on sale of real estate. Funds from operations differs from net cash provided by operating activities primarily because funds from operations does not include changes in operating assets and liabilities. Funds from operations is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity.
(3) For purposes of computing this ratio, earnings consist of income before gain (loss) on sale of real estate and extraordinary item plus fixed charges.
(4) Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expenses and the portion of rent expense representing an interest factor.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into the accompanying prospectus. Certain statements made in this discussion contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions which will affect credit-worthiness of tenants, financing availability and cost, retailing trends and rental rates; risks of real estate development and acquisitions; governmental and environmental regulations; and competition with other real estate companies and technology. Portions of this discussion include certain forward-looking statements about our and management's intentions and expectations. Although these intentions and expectations are based upon reasonable assumptions, many factors, such as general economic conditions, local and national real estate conditions, increases in interest rates and operating costs, may cause actual results to differ materially from current expectations.

Strategic Transactions

   In exploring strategic alternatives to maximize shareholder value, we considered spinning off certain of our assets (primarily those related to the development and operation of our Main Street Retail program) in a taxable transaction to shareholders. Shortly thereafter, our remaining assets were to be merged with another publicly traded shopping center company in exchange for cash and stock consideration. On September 24, 1999, we announced that merger negotiations were terminated and that the spin off was being reevaluated.

   In preparing for these transactions, we incurred expenses of approximately $2.5 million related to legal, accounting, tax and other advisory services related to the spin off and the merger. Such costs have been expensed in their entirety in the third quarter of 1999 and are reflected as administrative expenses in the consolidated statement of operations.

   While management continues to evaluate alternatives to maximize shareholder value, there are currently no plans to consummate a spin off or merger transaction.

Liquidity and Capital Resources

   We meet our liquidity requirements through net cash provided by operating activities, along with traditional debt and equity funding alternatives available to us. A significant portion of cash provided by operating activities is distributed to common and preferred shareholders in the form of dividends. Accordingly, capital outlays for property acquisitions, major renovation and development projects and balloon debt repayments require debt or equity funding.

   Net cash provided by operating activities was $74.7 million in the first nine months of 1999 and $61.6 million in the first nine months of 1998, of which $57.1 million and $55.3 million, respectively, was distributed to shareholders. Contributions from newly acquired properties and from retenanted and redeveloped properties, as more fully described below, were the primary sources of these increases.

   Net cash used in investing activities was $97.5 million during the first nine months of 1999 and $156.8 million during the first nine months of 1998. We purchased real estate totaling $26.3 million during the first nine months of 1999 and $123.1 million in the first nine months of 1998, requiring cash outlays of $23.7 million and $92.9 million, respectively. During these two periods, we expended an additional $65.0 million and $46.3 million, respectively, in capital improvements to our properties. We invested $7.2 million during the first nine months of 1999 and $17.5 million during the first nine months of 1998 in mortgage notes receivable with an average weighted interest rate of 10%.

   During the first nine months of 1999, we acquired a 90% interest in three buildings in Hollywood, California for a total cash investment by us of $23.7 million. The first two buildings contain 120,000 and 64,000 leasable square feet, respectively. The third building is vacant pending redevelopment.

   We invested approximately $26.0 million during the first nine months of 1999 in predevelopment and development projects in Bethesda, Maryland; Los Gatos, California; San Antonio, Texas; and Arlington, Virginia. We continue to identify additional development opportunities.

   In October 1999, we sold Northeast Plaza Shopping Center in Atlanta, Georgia for $19.6 million in cash, realizing a loss of $6.4 million. Separately, mortgage notes receivable of $5.3 million were repaid in October 1999. The cash from these transactions was used to pay down our line of credit.

   Net cash provided by financing activities, before dividend payments, was $77.8 million in the first nine months of 1999 and $143.4 million in the first nine months of 1998. We utilized our $300 million unsecured line of credit to fund acquisitions and capital expenditures in 1999. At September 30, 1999, there was $213.0 million outstanding under this credit facility, which also represents the maximum drawn during the first nine months of the year. At November 1, 1999 borrowings under the line were $205.0 million. The weighted average interest rate on borrowings for the nine months ended September 30, 1999 was 5.9%. The credit facility requires fees and has various covenants including the maintenance of a minimum shareholders' equity and a maximum ratio of debt to net worth.

   Capital requirements for the remainder of 1999 relate to our new development efforts, improvements and redevelopments on existing properties, and tenant work and allowances. Initial funding for such projects is expected to be provided under the credit facility.

Contingencies

   We are involved in various lawsuits and environmental matters arising in the normal course of business. Management believes that such matters will not have a material effect on our financial condition or results of operations.

   Pursuant to the provisions of the Congressional Plaza partnership agreement, in the event of the exercise of put options by another partner, we would be required to purchase a 37.5% interest of Congressional Plaza at its then fair market value. Based on management's current estimate of fair market value, our estimated liability upon exercise of the put option is approximately $27 million. On January 1, 1999, the Loehmann's Plaza limited partnership agreement was amended to extend the partnership to December 31, 2000 and to delete the put and call options.

   Under the terms of certain other partnership agreements, if certain leasing and revenue levels are obtained for the properties owned by the partnerships, the limited partners may require us to purchase their partnership interests at a formula price based upon net operating income. The purchase price may be paid in cash or our common shares at the election of the limited partners. In certain of these partnerships, if the limited partners do not redeem their interest, we may choose to purchase the limited partnership interest upon the same terms.

   Under the terms of other partnership agreements, the partners may exchange their 814,589 operating units into cash or the same number of our common shares, at our option.

   We have reviewed the software and hardware systems used internally to operate our business, in order to assess their ability to handle the "year 2000 issue" which generally refers to the inability of systems hardware and software to correctly identify two-digit references to specific calendar years, beginning with 2000. The year 2000 issue can affect us directly by impairing our internal data-based operations or processing and indirectly by impairing our suppliers' and tenants' data-based operations or processing. We have identified and evaluated the year 2000 compliance of our internal systems. We believe that the remediation of all accounting systems and other systems of high priority is complete; however, testing is still ongoing. In addition, we have requested information concerning and reviewed the equipment at our properties, including the use of embedded chips in machinery. Based on the review and since we primarily owns shopping centers and street retail buildings with limited use of technology, we believe we are year 2000 compliant.

   We have requested information from our major banks, tenants, and suppliers to determine their year 2000 compliance in order to assess the possibility of any major year 2000 risk to us related to these parties' year 2000 noncompliance. Based on their responses, we do not believe there is any material risk to us in these areas.

   In addition, we are developing, with the aid of an outside consultant, a business continuity plan for our critical internal systems, which is to be completed during the fourth quarter. Management does not anticipate needing to employ the plan. Costs spent to date and projections of future costs are not expected to exceed $75,000.

Results of Operations

   Net income and funds from operations have been affected by our recent acquisition, redevelopment and financing activities. We have historically reported our funds from operations in addition to our net income and net cash provided by operating activities. Funds from operations is a supplemental measure of real estate companies' operating performance.

The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations as follows: income available for common shareholders before depreciation and amortization of real estate assets and before extraordinary items and significant non-recurring events plus or minus losses or gains on sale of real estate. Effective January 1, 2000, the NAREIT definition of funds from operations will change to include significant non-recurring events. Following the effective date of the change, we will comply with the new NAREIT definition and restate our funds from operations for any required prior periods. Funds from operations does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. Rather, funds from operations has been adopted by real estate investment trusts to provide a consistent measure of operating performance in the industry.

   The reconciliation of net income to funds from operations is as follows (in thousands):

                                        Nine months ended  Three months ended
                                          September 30,      September 30,
                                             1999     1998      1999      1998
                                         -------- -------- --------- ---------
Net income available for common
 shareholders--basic.................... $ 28,592 $ 26,214 $  12,198 $   5,532
Estimated loss on sale of real estate...    7,050      --        --        --
Nonrecurring charge.....................             4,665               4,665
Depreciation and amortization of real
 estate assets..........................   33,849   30,229    11,232    10,323
Amortization of initial direct costs of
 leases.................................    2,235    1,827       775       646
Income attributable to operating
 partnership units......................      552      682       191       268
                                         -------- -------- --------- ---------
Funds from operations................... $ 72,278 $ 63,617 $  24,396 $  21,434
                                         ======== ======== ========= =========

Nine Months Ended September 30, 1999 and 1998

Consolidated Results

   Rental income, which consists of minimum rent, percentage rent and cost recoveries, increased 12% from $162.0 million in the first nine months of 1998 to $181.1 million in the first nine months of 1999. If properties acquired in 1999 and 1998 are excluded, rental income increased 6%, due primarily to the favorable impact of redeveloped and retenanted centers.

   Other property income includes items such as utility reimbursements, telephone income, merchant association dues, late fees, lease termination fees, and temporary tenant income. Other property income increased 7% from $7.6 million in the first nine months of 1998 to $8.2 million in the first nine months of 1999. Increases in temporary tenant income, an area identified by us as one with additional growth opportunity, and lease termination fees surpassed decreases in telephone income and decreases in marketing dues, as we discontinued marketing funds at certain shopping centers in 1999.

   Rental expenses increased 11% from $35.3 million in the first nine months of 1998 to $39.1 million in the first nine months of 1999. If rental expenses are adjusted for properties acquired in 1999 and 1998, rental expenses increased 5% from $35.1 million in 1998 to $36.9 million in 1999. There was a decrease in marketing expenses consistent with the decrease in marketing dues, but this decrease was outweighed by increases in snow removal costs and the write off of tenant work and lease costs associated with several stores operated by a bankrupt tenant.

   Real estate taxes increased 6% from $17.3 million in the first nine months of 1998 to $18.3 million in the first nine months of 1999. If real estate taxes are adjusted for properties acquired in 1999 and 1998, real estate taxes remained relatively constant. Increased taxes on recently redeveloped properties were offset by a refund resulting from the reassessment of a 1997 acquisition.

   Depreciation and amortization expenses increased 12% from $33.4 million in the first nine months of 1998 to $37.3 million in the first nine months of 1999 reflecting the impact of property acquisitions and recent tenant work and property improvements.

   During the first nine months of 1999, we incurred interest expense of $50.3 million, of which $4.8 million was capitalized, as compared to 1998's $44.0 million, of which $4.2 million was capitalized. The increase in interest expense reflects the additional debt issued to fund our acquisition and capital improvement programs. This combination of higher leverage with low interest rates has positively impacted our net income and funds from operations. The ratio of earnings to combined fixed charges and preferred dividends was 1.54x and 1.43x for the first nine months of 1999 and 1998, respectively. The ratio of earnings to fixed charges was 1.7x and 1.6x during the first nine months of 1999 and 1998, respectively. The ratio of funds from operations to combined fixed charges and preferred dividends was 2.2x for the first nine months of 1999 and 1998.

   Administrative expenses decreased from $13.4 million in the first nine months of 1998 to $10.9 million in the first nine months of 1999. During the third quarter of 1998, we recorded a $4.7 million charge related to a comprehensive restructuring program. During the third quarter of 1999, we incurred expenses of approximately $2.5 million related to legal, accounting, tax and other advisory services related to the spin off and the merger discussed under "Strategic Transactions" above. Such costs have been expensed in their entirety in the third quarter of 1999. There are currently no plans to consummate a spin off or merger transaction.

   During the second quarter of 1999, we recorded a $7.1 million charge, representing the estimated loss on a potential sale of certain assets, principally Northeast Plaza in Atlanta, Georgia, thereby valuing the assets at their estimated fair value less estimated costs to sell. On October 18, 1999, we sold the 448,000 square foot Northeast Plaza shopping center for $19.6 million, realizing a loss of $6.4 million.

   As a result of the foregoing items, net income before estimated loss on the sale of real estate increased from $32.2 million in the first nine months of 1998 to $41.6 million in the first nine months of 1999, with net income increasing from $32.2 million during the first nine months of 1998 to $34.6 million during the first nine months of 1999 and net income available for common shareholders increasing from $26.2 million to $28.6 million.

   We expect growth in net income before loss on sale of real estate and funds from operations during the remainder of 1999 both from contributions of our recent acquisitions and from contributions of our portfolio, primarily the properties undergoing redevelopment and retenanting. However, growth of net income from the portfolio is, in part, dependent on controlling expenses, some of which are beyond our complete control, such as snow removal, changes in the retailing environment and the potential impact of the internet. We currently expect that demand for our retail space should remain at levels similar to those in 1998. A weakening of the retail environment could, however, adversely impact us by increasing vacancies and decreasing rents. In past weak retail and real estate environments, we have been able to replace weak and bankrupt tenants with stronger tenants; management believes that due to the quality of our properties there will continue to be demand for our space. Growth in net income is also dependent on interest rates and controlling administrative costs. If interest rates increase, net income and funds from operations, as well as the ultimate cost of our development projects will be negatively impacted due to the variable interest rates on our revolving credit facilities. We are aggressively managing our administrative expenses through our reorganization efforts.

                               BUSINESS STRATEGY

Our Portfolio

   An important part of our strategy is to own older, well-located properties in prime, densely populated and affluent areas and to enhance their operating performance through a program of renovation, expansion, reconfiguration and retenanting. This strategy has enabled us to increase revenues for each of the past ten years as shown in the following chart:

Revenues
(in millions)
           [BAR GRAPH SHOWING PORTFOLIO REVENUES BY YEAR FROM 1990
                           THROUGH SEPTEMBER 30, 1999]

1990    1991    1992    1993    1994    1995    1996    1997    1998    1999
----    ----    ----    ----    ----    ----    ----    ----    ----    ----
$ 91    $ 98    $100    $115    $138    $154    $179    $204    $238    $260

   Our portfolio has a track record of consistently increasing cash flow. We continually review all of our assets to assess their long-term value and their vulnerabilities in the future. We expect to selectively sell certain assets in a tax-efficient manner. Proceeds from any dispositions will be used to retire debt or to reinvest in operating or development assets which we believe offer strong risk-adjusted returns.

   The properties have demonstrated their quality through their occupancy levels and rental growth over the past several years. Since 1991, the portfolio occupancy has ranged from 94%-96%, as shown on the chart below:

Portfolio Occupancy Levels

              [BAR GRAPH SHOWING PORTFOLIO OCCUPANCY LEVELS FROM 1991
                             THROUGH SEPTEMBER 30, 1999]

    1991    1992    1993    1994    1995    1996    1997    1998    1999
    ----    ----    ----    ----    ----    ----    ----    ----    ----
     94%     96%     95%     95%     95%     94%     96%     95%     95%

   For the five years through September 30, 1999, minimum rent per square foot has increased from $9.53 to $14.60, an 8.9% compounded annual growth rate. By acquiring older assets, the portfolio is able to generate internal growth through the re-leasing of below-market leases. Since 1992, on a comparable space basis, we have produced an average 20% increase in new base rent from the previous base rent as shown in the following chart:

Lease Rollovers

                                                       Square Feet Increase over
Year                                                        Leased    Prior Rent
----                                                   ----------- -------------
Nine Months Ended September 30, 1999..................     761,000           23%
1998..................................................   1,090,000           17%
1997..................................................   1,121,000           17%
1996..................................................   1,300,000           21%
1995..................................................   1,300,000           18%
1994..................................................     770,000           24%
1993..................................................     880,000           19%
1992..................................................     851,000           26%

Shopping Center Portfolio

   We have always strived to own the highest quality assets in terms of long-term value appreciation. By focusing our acquisition efforts on properties with superior demographics, barriers to entry and in major metropolitan markets, the properties are able to achieve impressive operating results. In 1998, our reporting tenants' sales averaged over $280 per square foot, approximately 50% greater than the average sales at community and neighborhood centers throughout the United States of $190 per square foot, according to the National Research Bureau Shopping Center Database and Research Model. The shopping center assets are primarily located in infill locations in major metropolitan markets with superior demographics. The shopping center assets have an average density of 278,750 people within a five-mile radius with an average household income of approximately $72,000, as compared to the United States average of approximately $50,000.

Main Street Retail Program

   Over the past several years, consumers and retailers alike have returned in force to America's premier main streets. Consumers are increasingly seeking the convenience, entertainment and vitality main streets can provide. In 1994, we established a program to seize opportunities created by the growing trend of the revitalization of main street shopping districts and launched a program to selectively acquire and redevelop prime properties in established main street shopping districts. We intend to continue this strategy of targeting properties where the potential to generate immediate cash flow growth or the ability to add significant value through thoughtfully selected remerchandizing or redevelopment programs is available.

   We are a dominant landlord on some of the most successful and dynamic streets in the United States. As of September 30, 1999, we owned 62 main street retail properties in 12 states and the District of Columbia. In nationally known retail districts from Greenwich, Connecticut, to Third Street Promenade in Santa Monica, California, we intend to continue to transform underutilized buildings into vibrant properties and put exciting retail and entertainment concepts on great streets. By creating value for the cities and communities these properties serve and the people who live in them, we believe we will not only enhance the communities but will enhance the value and stability of our portfolio. As population shifts continue and the growth in metropolitan markets increases demand for reinvigorated main streets, we believe that we are well positioned to lead in the creation and revitalization of urban retail landscapes.

   The following table summarizes the growth of the main street retail portfolio through September 30, 1999 (in thousands, except square feet):

Main Street Retail Portfolio

                                                                     Nine Months
                                                                           Ended
                                        December 31,               September 30,
                                1995      1996      1997      1998          1999
                            -------- --------- --------- --------- -------------
Real Estate Assets(1)...... $107,910 $ 164,931 $ 288,020 $ 365,874     $ 432,580
Revenues................... $  9,310 $  20,555 $  31,998 $  42,643     $  37,000
Net Operating Income....... $  3,994 $  12,538 $  20,345 $  28,660     $  25,341
Square Feet(2).............  532,944 1,122,737 1,502,807 1,601,849     1,798,181

-------
(1) At September 30, 1999, includes $98 million related to new development in progress. The balance is comprised of both stabilized assets and assets which are in various stages of redevelopment.
(2) Excludes square footage for the third and fourth phases of Bethesda Row, Pentagon Row, Santana Row and San Antonio--Houston Street.

Main Street Retail Development

   We intend to complete the development of our existing development projects and to pursue future opportunities to acquire land or other non-operating real estate in urban and suburban business districts for development of mixed-use projects with retail as a primary focus. Our efforts are focused on the creation of new main street, mixed-use districts in urban and close in, densely populated and affluent suburban markets. In addition to the retail component, these properties will contain a significant residential, hotel or office component or a combination thereof. As of September 30, 1999, we had approximately $98 million invested in our development projects.

Bethesda Row

   Bethesda Row in Bethesda, Maryland consists of eight buildings totaling more than 280,000 square feet encompassing five contiguous city blocks in the heart of downtown Bethesda's business district. With a blend of specialty retail totaling approximately 205,000 square feet and local office tenants totaling approximately 75,000 square feet, Bethesda Row is undergoing the fourth phase of a ten-year master redevelopment plan. Comprehensive streetscape improvements, including brick sidewalks, curbside landscaping, storefront enhancements and cafe-style seating, comprise an integral part of the master redevelopment plan. Currently, the third phase (Elm Street) and the fourth phase (Woodmont East) are under construction. Elm Street and Woodmont East are expected to be completed in the first quarter of 2000 and the second quarter of 2001, respectively.

Pentagon Row

   Located on an 18-acre parcel of land adjacent to the Fashion Centre at Pentagon City, Pentagon Row is a multi-level, mixed-use development that will feature more than 300,000 square feet of street-level retail, over 500 mid-rise apartment homes above the retail pedestal, and will include an array of specialty and convenience shops, innovative restaurants and entertainment venues. The development is convenient to public transit and major interstate arteries. The apartments will be developed by Post Properties, Inc., another publicly traded real estate investment trust. Construction on Pentagon Row began in July 1999 and we anticipate completion in the second quarter of 2001.

Santana Row

   Santana Row, located in San Jose, California, is a forty-two acre mixed-use development site in the heart of Silicon Valley. The development plan includes over 575,000 square feet of retail space centered around Santana Drive, the main street of the development. In addition, the project will include 1,200 residential units and a 200-room boutique hotel. Upon completion, Santana Drive will feature a central park lined with street-side cafes and a diverse, cosmopolitan mix of tenants.

San Antonio--Houston Street

   We own 11 properties in the three blocks of Houston Street in downtown San Antonio, Texas. Our development plan will remerchandise and redevelop the properties to create 250,000 square feet of retail space, 80,581 square feet of office or residential space, and two hotels containing approximately 400 rooms. A tiered promenade is planned to connect Houston Street to the River Walk, the number one tourist attraction in the State of Texas.

                                  MANAGEMENT

Our Executive Officers and Trustees

   As of September 30, 1999, our executive officers and trustees were:

Name                     Age Position with Trust
----                     --- --------------------------------------------------------------------------
Steven J. Guttman....... 53  President, Chief Executive Officer and Trustee
Howard S. Biel.......... 52  Senior Vice President, Chief Development Officer
Nancy J. Herman......... 35  Vice President, General Counsel and Secretary
Ron D. Kaplan........... 36  Senior Vice President--Capital Markets, Chief Investment Officer
Cecily A. Ward.......... 53  Vice President--Controller and Treasurer
Donald C. Wood.......... 39  Senior Vice President, Chief Operating Officer and Chief Financial Officer
Mark S. Ordan........... 40  Trustee
Kenneth D. Brody........ 56  Trustee
A. Cornet de Ways        66
 Ruart..................     Trustee
Walter F. Loeb.......... 75  Trustee
Dennis L. Berman........ 48  Trustee
Kristin Gamble.......... 53  Trustee

   Steven J. Guttman has been our President and Chief Executive Officer since April 1980 and serves on our Board of Trustees. Mr. Guttman joined us in 1972. In 1975, he became Director of Acquisitions and in 1975 was promoted to Chief Operating Officer and became Managing Trustee in 1979. Mr. Guttman is currently serving his third term on the Board of Governors of the National Association of Real Estate Investment Trusts, where he previously served as Chairman and currently serves as a member of the Executive Committee. He has held active membership in the International Council of Shopping Centers since 1972 and served as Trustee from 1991-1997. Mr. Guttman is also a member of the Real Estate Center Advisory Board of the Wharton School of the University of Pennsylvania, is a member of the Executive Committee, and is Chairman of the Membership/Program Committee. Additionally, Mr. Guttman is a member of the Board of Advisors of the George Washington University Law School.

   Howard S. Biel joined us in January 1998. He is currently Senior Vice President--Chief Development Officer. From 1991 through 1997, Mr. Biel was Regional Partner for Faison where he was responsible for development in the Mid-Atlantic and Northeast regions. From 1986 through 1990, Mr. Biel was Executive Vice President for Western Development Corporation (now The Mills Corporation) where he oversaw the development and management of value oriented super-regional shopping malls. From 1979 through 1985, he was Senior Vice President for Development at the Edward J. DeBartolo Corporation.

   Nancy J. Herman became our Vice President, General Counsel and Secretary in December 1998. In this position, Ms. Herman has overall responsibility for our legal affairs, human resources and administration. Ms. Herman joined us in 1990 as a staff attorney. Prior to joining us in 1990, Ms. Herman practiced real estate law at Hogan & Hartson L.L.P.

   Ron D. Kaplan joined us in November 1992. Mr. Kaplan is Senior Vice President--Capital Markets, Chief Investment Officer, and is responsible for our investment policies, strategic planning, capital raising and capital market transactions in addition to the maintenance of our relationships with institutional shareholders, lending institutions and the financial community. From its formation in 1994 through 1998, Mr. Kaplan was charged with managing Street Retail, Inc., a wholly owned subsidiary of ours specializing in the acquisition and development of main street retail properties. Mr. Kaplan was formerly a Vice President of Salomon Brothers Inc where he was responsible for capital raising and financial advisory services for public and private real estate companies.

   Cecily A. Ward joined us in April 1987. Ms. Ward is currently Vice President--Controller and Treasurer. She oversees our accounting practices, maintains our financial records and prepares our financial reports. Prior to joining us, Ms. Ward, a certified public accountant, was with Grant Thornton LLP.

   Donald C. Wood joined us in May 1998. He is currently Senior Vice President, Chief Financial Officer and Chief Operating Officer. Mr. Wood was promoted to Chief Operating Officer in November 1999 where he has direct responsibility for the operating and financial performance of our operating properties. Prior to joining us, Mr. Wood was Senior Vice President and Chief Financial Officer for Caesars World, Inc., a wholly owned subsidiary of ITT Corporation, where he was responsible for all aspects of finance throughout the company including strategic planning, process re-engineering, capital allocation and financial analysis. Prior to joining ITT in 1990, Mr. Wood was employed at Arthur Andersen & Co. from 1982 where he served in numerous positions including audit manager.

   Mark S. Ordan has been a trustee since 1996. Mr. Ordan is currently Partner, Bethesda Retail Partners, a retail venture capital and operating firm; Former Chief Executive Officer, Chartwell Health Management Inc.; Former Chairman, President and Chief Executive Officer, Fresh Fields Markets, Inc., a healthy foods supermarket; Trustee, Vassar College; Director, Center for Science in the Public Interest. Mr. Ordan's term as a trustee will expire in 2002.

   Kenneth D. Brody has been a trustee since 1997. Mr. Brody is Founding Partner, Winslow Partners LLC, a private equity investment firm; Former President and Chairman, Export-Import Bank of the United States; Director, Quest Diagnostics, Inc.; Director, American Red Cross. Mr. Brody's term as a trustee will expire in 2000.

   A. Cornet de Ways Ruart has been a trustee since 1983. Mr. Ruart is Director of SIPEF S.A., an international holding company principally of agricultural interests; Director of Interbrew S.A., an international brewery. Mr. Ruart's term as a trustee will expire in 2000.

   Walter F. Loeb has been a trustee since 1991. Mr. Loeb is President, Loeb Associates Inc., a management consulting firm. Publisher, Loeb Retail Letter; Director, The Gymboree Corp.; Director, Mothers Work, Inc.; Director, Wet Seal, Inc., a women's apparel retailer; Director, Hudson's Bay Company, a Canadian chain of retail department stores and discount stores; Director, The Warnaco Group, Inc.; Retired Principal and Senior Retail Analyst, Morgan Stanley & Co., Inc. Mr. Loeb's term as a trustee will expire in 2000.

   Dennis L. Berman has been a trustee since 1989. Mr. Berman is General Partner, Berman Enterprises, Vingarden Associates, GDR Partnerships, builders/developers; Director, Beco Management, office building owners/managers. Mr. Berman's term as a trustee will expire in 2001.

   Kristin Gamble has been a trustee since 1995. Ms. Gamble is President, Flood, Gamble Associates, Inc., an investment counseling firm; Director, Ethan Allen Interiors, Inc., a furniture manufacturer and retailer. Ms. Gamble's term as a trustee will expire in 2001.

                             PROPERTY INFORMATION

   As of September 30, 1999, we owned 123 retail properties and one apartment complex located in the Northeast, the Mid-Atlantic and the West Coast regions. Set forth below is specified information relating to our properties.

   A summary of our operations by geographic region is presented below (in thousands):

                                        Nine months ended
                                        September 30, 1999
                                         Mid-      West
                          Northeast  Atlantic     Coast     Other       Total
                          ---------  --------  --------  --------  ----------
Rental income............  $ 75,596  $ 82,710  $ 22,772       --   $  181,078
  Percentage of total
   rental income.........       42%       46%       12%       --          100%
Other income.............     4,419     2,719     1,038       --        8,176
Interest income..........       --        --        --      5,779       5,779
Rental expense...........   (15,217)  (18,160)   (5,677)      --      (39,054)
Real estate tax..........    (9,538)   (6,744)   (2,062)      --      (18,344)
                          ---------  --------  --------  --------  ----------
  Net operating income...    55,260    60,525    16,071     5,779     137,635
Interest expense.........       --        --        --    (45,507)    (45,507)
Administrative expense...       --        --        --    (10,888)    (10,888)
Depreciation and
 amortization............   (16,784)  (17,024)   (2,879)     (626)    (37,313)
                          ---------  --------  --------  --------  ----------
Income before investors'
 share of operations.....  $ 38,476  $ 43,501  $ 13,192  ($51,242) $   43,927
                          ---------  --------  --------  --------  ----------
Capital expenditures.....  $ 24,407  $ 17,401  $ 53,160       --   $   94,968
                          ---------  --------  --------  --------  ----------
Real estate assets.......  $707,982  $687,134  $334,058       --   $1,729,174
                          ---------  --------  --------  --------  ----------
  Percentage of real
   estate assets.........       41%       40%       19%       --          100%
                          =========  ========  ========  ========  ==========

   The following table sets forth information concerning our properties as of September 30, 1999:

Northeast Operating Region

                                                            Total Cost
                                                                 as of Occupancy as of
                             Year    Square  Acquisition September 30,   September 30, Principal
Property                 Acquired      Feet         Cost          1999            1999 Tenants
--------                 -------- --------- ------------ ------------- --------------- ------------------------
Shopping Centers
Allwood                    1988      52,000 $  3,920,000  $  4,167,000       100%      Grand Union; Mandee's
 Clifton, NJ(1)
Andorra                    1988     259,000   14,778,000    18,023,000       96%       Acme Markets; AMC
 Philadelphia, PA                                                                      Andorra Theater; Kohl's
Bala Cynwyd                1993     279,000   18,031,000    20,956,000       100%      Lord & Taylor; Acme
 Bala Cynwyd, PA                                                                       Markets
Blue Star                  1988     394,000   29,922,000    34,877,000       89%       Kohl's; Shop-Rite; Toys
 Watchung, NJ(1)                                                                       "R" Us
Brick Plaza                1989     402,000   24,715,000    49,610,000       100%      A & P Supermarket;
 Brick, NJ(1)                                                                          Sports Authority; The
                                                                                       Bon Ton
Bristol                    1995     296,000   19,815,000    20,677,000       88%       Bradlees; Super Stop &
 Bristol, CT                                                                           Shop; T.J. Maxx
Brunswick                  1988     261,000   12,456,000    15,064,000       (2)       A & P Supermarket; Rite-
 North Brunswick, NJ(1)                                                                Aide
Clifton                    1998      80,000    3,646,000     4,590,000       91%       Acme Markets; Drug Fair
 Clifton, NJ
Dedham Plaza               1993     250,000   25,287,000    26,867,000       92%       Ames; Cherry & Webb
 Dedham, MA
Ellisburg Circle           1992     258,000 $ 15,337,000  $ 25,086,000       88%       Bed, Bath & Beyond; Ross
 Cherry Hill, NJ                                                                       Dress for Less; Shop
                                                                                       Rite
Feasterville               1980     116,000    3,031,000    11,466,000       100%      Office Max; Genuardi's
 Feasterville, PA                                                                      Market
Flourtown                  1980     191,000    5,288,000     8,352,000       100%      Kmart; Genuardi's Market
 Flourtown, PA
Fresh Meadows              1997     410,000   49,880,000    52,764,000       98%       Cineplex Odeon; Filene's
 Queens, NY                                                                            Basement; Kmart
Hamilton                   1988     190,000    5,405,000     7,555,000       99%       Shop-Rite; Steven's
 Hamilton, NJ(1)                                                                       Furniture; A.C. Moore
Hauppauge                  1998     131,000   24,053,000    25,613,000       100%      Shop-Rite; Office Max
 Hauppauge, NY
Huntington                 1988     279,000   16,008,000    21,332,000       100%      Bed, Bath & Beyond;
 Huntington, NY(1)                                                                     Filene's Basement; Toys
                                                                                       "R" Us
Lancaster                  1980     107,000    2,103,000     4,635,000       94%       Giant Food; A.C. Moore
 Lancaster, PA(1)
Langhorne Square           1985     200,000    3,694,000    16,738,000       96%       Redner's Supermarket;
 Levittown, PA                                                                         Drug Emporium; Marshalls
Lawrence Park              1980     338,000   12,883,000    22,058,000       93%       Acme Markets; Jefferson
 Broomall, PA                                                                          HealthCARE; Quest/CHI
Northeast                  1983     297,000   11,748,000    20,745,000       88%       Burlington Coat Factory;
 Philadelphia, PA                                                                      Marshalls Bally's Total
                                                                                       Fitness
Queen Anne Plaza           1994     149,000   11,776,000    14,191,000       100%      T.J. Maxx; Victory
 Norwell, MA                                                                           Supermarket
Rutgers                    1988     216,000   14,429,000    15,758,000       98%       Edwards Super Food
 Franklin, NJ(1)                                                                       Store; Kmart
Saugus Plaza               1996     171,000   12,674,000    12,964,000       100%      Kmart; Edwards Super
 Saugus, MA                                                                            Food Store
Troy                       1980     202,000    8,319,000    20,241,000       100%      Comp USA; Pathmark; A.C.
 Parsippany-Troy, NJ                                                                   Moore
Willow Grove               1984     213,000    8,142,000    25,114,000       100%      Barnes & Noble;
 Willow Grove, PA                                                                      Marshalls; Toys "R" Us
Wynnewood                  1996     257,000   21,814,000    33,303,000       98%       Bed, Bath & Beyond;
 Wynnewood, PA                                                                         Borders Books & Music;
                                                                                       Genuardi's Market
                                  --------- ------------ -------------
                                  5,998,000 $379,154,000  $532,746,000

                                                           Total Cost as of Occupancy as of
                               Year    Square  Acquisition    September 30,   September 30, Principal
Property                   Acquired      Feet         Cost             1999            1999 Tenants
--------                  --------- --------- ------------ ---------------- --------------- ------------------------
Main Street Retail
 Properties
Central Avenue              1995       11,000 $  2,203,000     $  3,259,000       100%      Legg Mason; Imaginarium
 Westfield, NJ
Coolidge Corner             1995       13,000    3,757,000        3,983,000       100%      Best Cellars Wine
 Brookline, MA
Forest Hills (four          1997       92,000   15,453,000       21,318,000       97%(3)    Duane Reade
 buildings)
 Forest Hills, NY
Greenwich Avenue (four    1995-1996    81,000   27,650,000       29,080,000       100%      Saks Fifth Avenue;
 buildings)                                                                                 Banana Republic
 Greenwich, CT
West Hartford (seven        1995      103,000   15,492,000       16,014,000       98%       Charles Schwab;
 buildings)                                                                                 Blockbuster Video
 West Hartford, CT
Westport (two buildings)    1995       26,000    9,658,000        9,893,000       100%      Pottery Barn; Eddie
 Westport, CT                                                                               Bauer
                                    --------- ------------ ----------------
                                      326,001 $ 74,213,000     $ 83,547,000
                                    --------- ------------ ----------------
 Total Northeast
  operating properties              6,324,000 $453,367,000     $616,293,000
                                    ========= ============ ================

Mid-Atlantic Operating Region

Shopping Centers
Barracks Road            1985   483,000 $20,822,000 $37,182,000 99%  Harris Teeter; Kroger;
 Charlottesville, VA                                                 Bed Bath & Beyond; Old
                                                                     Navy
Congressional Plaza      1965   341,000  10,217,000  45,179,000 97%  Buy Buy Baby; Fresh
 Rockville, MD                                                       Fields; Tower Records
Courthouse Center        1997    38,000 $ 3,619,000 $ 3,656,000 86%  Rockville Interiors
 Rockville, MD
Eastgate                 1986   159,000   7,383,000  11,925,000 94%  Food Lion; A Southern
 Chapel Hill, NC                                                     Season
Falls Plaza              1967    69,000   1,265,000   8,185,000 100% Giant Food
 Falls Church, VA
Falls Plaza--East Falls  1972    71,000   1,073,000   3,344,000 100% CVS Pharmacy; Staples
 Church, VA
Federal Plaza            1989   242,000  28,111,000  60,478,000 99%  Comp USA; T. J. Maxx;
 Rockville, MD                                                       Ross Dress for Less
Gaithersburg Square      1993   208,000  12,972,000  23,126,000 94%  Borders Books & Music;
 Gaithersburg, MD                                                    Bed, Bath & Beyond; Ross
                                                                     Dress for Less
Governor Plaza           1985   252,000   6,973,000  17,150,000 100% Office Depot; Syms; Comp
 Glen Burnie, MD                                                     USA
Idylwood Plaza           1994    73,000  14,334,000  14,928,000 100% Fresh Fields
 Falls Church, VA
Laurel                   1986   384,000  29,983,000  44,187,000 88%  Giant Food; Marshalls;
 Laurel, MD                                                          Toys "R" Us
Leesburg Plaza           1998   247,000  18,906,000  19,681,000 99%  Kmart; Giant Food;
 Leesburg, VA                                                        Peebles
Loehmann's Plaza         1983   242,000  16,333,000  21,913,000 98%  Loehmann's; Linens N
 Fairfax, VA                                                         Things
Magruder's Center        1997   109,000   9,413,000   9,632,000 100% Magruder's; Tuesday
 Rockville, MD                                                       Morning
Mid-Pike Plaza           1982   315,000  10,335,000  16,332,000 100% Bally's Total Fitness;
 Rockville, MD(1)                                                    Filene's Basement; G
                                                                     Street Fabrics
Northeast Plaza          1986   448,000  33,166,000  31,899,000 67%  Mars Music Superstore;
 Atlanta, GA(4)                                                      Publix
Old Keene Mill           1976    92,000   1,636,000   4,896,000 93%  Fresh Fields; One Stop
 Springfield, VA                                                     Pet & Aquarium
Pan Am                   1993   218,000  21,623,000  24,276,000 93%  Micro Center; Safeway;
 Fairfax, VA                                                         Michael's
Perring Plaza            1985   412,000   9,261,000  23,914,000 100% Burlington Coat Factory;
 Baltimore, MD                                                       Home Depot; Metro Foods
Pike 7                   1997   163,000  32,508,000  32,907,000 97%  Staples; T. J. Maxx
 Tysons Corner, VA
Quince Orchard           1993   240,000  11,146,000  16,741,000 99%  Circuit City; Magruder's
 Gaithersburg, MD                                                    Supermarket; Staples
Rollingwood Apartments   1971 282 units   2,798,000   6,632,000 100%
 Silver Spring, MD

                                                               Total Occupancy
                                                          Cost as of     as of
                            Year    Square  Acquisition    September September Principal
Property                Acquired      Feet         Cost     30, 1999  30, 1999 Tenants
--------                -------- --------- ------------ ------------ --------- ------------------------
Tower                     1998     109,000   17,688,000   17,810,000    95%    Virginia Fine Wines;
 Springfield, VA                                                               Talbots
Tysons Station            1978      50,000      841,000    3,379,000    100%   Trader Joe's
 Falls Church, VA
Wildwood                  1969      85,000   10,172,000   15,448,000    100%   CVS Pharmacy; Sutton
 Bethesda, MD                                                                  Place Gourmet
Williamsburg              1986     251,000    9,918,000   13,326,000    96%    Food Lion; Peebles;
 Williamsburg, VA                                                              Rose's
Willow Lawn               1983     449,000   10,915,000   55,363,000    92%    Regal Cinema; Dillard's;
 Richmond, VA                                                                  Hannaford Brothers
                                 --------- ------------ ------------
                                 5,750,000 $353,411,000 $583,489,000
Main Street Retail
 Properties
Bethesda Row              1993     284,000 $ 21,965,000 $ 35,208,000    99%    Barnes & Noble; Giant
 Bethesda, MD (1)                                                              Food; Giant Pharmacy
Sam's Park N Shop         1995      50,000 $ 11,159,000 $ 11,694,000    100%   Petco; Pizzeria Uno
 Washington, D.C.
Winter Park (two          1996      28,000 $  6,837,000 $  6,854,000    90%    Limited Express
 buildings)
 Winter Park, FL
The Village at            1995     362,000 $ 24,569,000 $ 27,683,000    92%    Carlyle Grand Cafe;
 Shirlington                                                                   Cineplex Odeon
 Shirlington, VA
                                 --------- ------------ ------------
                                   724,000 $ 64,530,000 $ 81,439,000
                                 --------- ------------ ------------
 Total Mid-Atlantic
  operating properties           6,474,000 $417,941,000 $664,928,000
                                 ========= ============ ============

West Coast Operating Region

Shopping Centers
Crossroads                  1993      173,000 $ 16,246,000 $ 21,339,000  93%    Comp USA; Binny's
 Highland Park, IL                                                              Beverage Golfsmith
Escondido                   1996      221,000   23,652,000   24,308,000  98%    Toys "R" Us; T. J.
 Escondido, CA                                                                  Maxx
Finley                      1995      313,000   18,796,000   24,939,000  93%    Bed, Bath & Beyond
 Downers Grove, IL                                                              Service Merchandise
                                                                                Sports Authority
Garden Market               1994      134,000    7,506,000    8,206,000  88%    Dominick's
 Western Springs, IL
Gratiot Plaza               1973      215,000    2,126,000   16,275,000  99%    Bed, Bath & Beyond
 Roseville, MI                                                                  Farmer Jack
                                                                                Drug Emporium
Kings Court                 1998       78,000   10,714,000   10,620,000 100%    Lunardi's
 Los Gatos, CA(5)                                                               Long's Drug Store
North Lake Commons          1994      129,000   11,133,000   12,752,000  98%    Dominick's
 Lake Zurich, IL
Peninsula                   1997      296,000   44,168,000   45,572,000  97%    Von's Pavilion
 Palos Verdes, CA                                                               T. J. Maxx
Uptown                      1997      100,000   16,103,000   16,348,000  98%    Elephant's Deli
 Portland, OR                                                                   Zupan's Market
                                    --------- ------------ ------------
                                    1,659,000 $150,444,000 $180,359,000
Main Street Retail
 Properties
Colorado Boulevard (two   1996-1998    67,000   $9,394,000  $12,829,000 100%(3) Pottery Barn
 buildings)
 Pasadena, CA
Evanston (two buildings)    1995       19,000    3,616,000    4,157,000  79%    The Gap
 Evanston, IL                                                                   Food Stuffs
Fifth Avenue (five          1996       64,000    5,196,000    9,080,000 100%(3) Urban Outfitters
 buildings)
 San Diego, CA
Hermosa Avenue/             1997        6,000    1,323,000    1,788,000  (2)
 Hermosa Beach, CA
Hollywood Boulevard         1999      196,000   26,355,000   26,432,000  (2)
 (three buildings)
 Hollywood, CA
Mill Avenue (two            1998       40,000   10,438,000   10,626,000 100%    Beeloe's
 buildings)
 Tempe, Arizona

                                                                    Total     Occupancy
                                                               Cost as of         as of
                               Year    Square  Acquisition  September 30, September 30, Principal
Property                   Acquired      Feet         Cost           1999          1999 Tenants
--------                  --------- --------- ------------ -------------- ------------- ---------------------
Oak Street                  1997        5,000    4,205,000      4,222,000      100%     Versace
 Chicago, IL
Old Town Center             1997      101,000    6,185,000     26,730,000      (2)
 Los Gatos, CA
Post Street                 1997       96,000   20,866,000     23,546,000      77%      Williams Sonoma
 San Francisco, CA
Third Street Promenade    1996-1998   153,000   32,764,000     48,781,000     100%(3)   Banana Republic
 (eight buildings)                                                                      Abercrombie & Fitch
 Santa Monica, CA
                                    --------- ------------ --------------
                                      747,000 $120,342,000 $  168,191,000
                                    --------- ------------ --------------
Total West Coast                    2,406,000 $270,786,000 $  348,550,000
 operating properties
                                    ========= ============ ==============

Development
                                                                    Total
                                                               Cost as of
                               Year                         September 30,
Property                   Acquired                               1999(6)
--------                  ---------                        --------------
Bethesda Row Bethesda,
 MD                            1993                        $   15,449,000
Houston Street (eleven
 properties)
 San Antonio, TX               1998                            20,332,000
Pentagon Row Arlington,
 VA                            1999                             6,556,000
Santana Row San Jose, CA       1997                            57,066,000
                                                           --------------
 Total development                                             99,403,000
                                                           --------------
Total real estate                                          $1,729,174,000
                                                           ==============

-------
(1) We have a leasehold interest in this center.
(2) This property is under redevelopment.
(3) Certain of these buildings are under redevelopment. These buildings are not included in occupancy.
(4) This property was sold in October 1999. At September 30, 1999, its cost had been decreased to its estimated fair value.
(5) We purchased an additional interest in this property at a discount to the original cost of the interest.
(6) Includes acquisition cost and construction in process.

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus under the caption "Description of Debt Securities."

General

   We are offering $   of our  % notes maturing on      ,   . The notes are to
be issued as a separate series of Debt Securities under the Senior Indenture, which is more fully described in the accompanying prospectus. Certain terms used herein are defined in the accompanying prospectus.

   We will pay interest on the notes semi-annually in arrears on      and
of each year, commencing      , 2000, to the registered holders of the notes
on the preceding      or     .

   The defeasance and covenant defeasance provisions of the Senior Indenture apply to the notes.

Optional Redemption

   We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed, and (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus basis points plus, in each case, accrued interest thereon to the redemption date.

   As used herein:

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date,
  (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means (1) each of Goldman, Sachs & Co., J.P. Morgan Securities Inc., First Union Securities, Inc., PNC Capital Markets, Inc. and Warburg Dillon Read LLC and their respective successors; provided, however, that if the foregoing ceases to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

   Limitations on Incurrence of Debt. The notes will provide that we will not, and will not permit any subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Debt and our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of (without duplication) (1) our Total Assets as of the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

   In addition to the foregoing limitation on the incurrence of Debt, the notes will provide that we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our or any of our subsidiary's property if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our subsidiaries' outstanding Debt on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on our or our subsidiaries' property is greater than 40% of our Total Assets; provided that for purposes of this limitation, the amount of obligations under capital leases shown as a liability on our consolidated balance sheet shall be deducted from Debt and from Total Assets.

   In addition to the foregoing limitations on the incurrence of Debt, the notes will provide that we will not and will not permit any subsidiary to, incur any Senior Debt if the ratio of Consolidated Income Available for Senior Debt Service (as defined below) to the Annual Senior Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such Senior Debt is to be incurred shall have been less than 1.5 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Senior Debt and any other Senior Debt incurred by us and our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Senior Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Senior Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Senior Debt under any revolving credit facility shall be computed based upon the average daily balance of such Senior Debt during such period); (3) in the case of Acquired Debt (as defined below) or Senior Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (4) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Senior Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation.

   Furthermore, the notes also will provide that we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.3 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by us and our subsidiaries since the first day of such four- quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (4) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation.

   As used herein,

     "Acquired Debt" means Debt (or Senior Debt, as the case may be) of a Person (1) existing at the time such Person becomes a subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt (or Senior Debt, as the case may be) incurred in connection with, or in contemplation of, such Person becoming a subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a subsidiary.

     "Annual Debt Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our subsidiaries' Debt and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

     "Annual Senior Debt Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our subsidiaries' Senior Debt.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" and "Consolidated Income Available for Senior Debt Service" for any period means our and our subsidiaries' Funds from Operations (as defined below) plus amounts which have been deducted for interest on our and our subsidiaries' Debt.

     "Debt" means any of our or any of our subsidiaries' indebtedness, whether or not contingent, in respect of (without duplication) (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any subsidiary,
  (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (4) the principal amount of all of our or any of our subsidiaries' obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock or (5) any lease of property by us or any subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of us or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business or for the purposes of guaranteeing the payment of all amounts due and owing pursuant to leases to which we are a party and has assigned our interest, provided that such assignee of ours is not in default of any amounts due and owing under such leases), Debt of another Person (other than us or any subsidiary) (it being understood that Debt shall be deemed to be incurred by us or any subsidiary whenever we or such subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise
  (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the notes.

     "Funds from Operations" for any period means income before depreciation and amortization and extraordinary items less gain on sale of real estate.

     "Senior Debt" means Debt other than subordinated Debt and payments under our Disqualified Stock.

     "Total Assets" as of any date means the sum of (1) our Undepreciated Real Estate Assets and (2) all of our other assets determined in accordance with generally accepted accounting principles (but excluding goodwill).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of our and our subsidiaries' real estate assets on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

   See "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.

Book-Entry Form

   We have established a depositary arrangement with The Depository Trust Company with respect to the notes, the terms of which are summarized below. Upon issuance, the notes will be represented by a single Global Security and will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Security may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

   So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the notes for all purposes under the Senior Indenture. Except as otherwise provided in this section, the Beneficial Owners of the Global Security or Securities representing the notes will not be entitled to receive physical delivery of Certificated notes and will not be considered the Holders thereof for any purpose under the Senior Indenture, and no Global Security representing the notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the Senior Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

   The Global Security representing the notes will be exchangeable for Certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Securities or the Depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in each case, a successor Depositary is not appointed by us within 90 days after we receive such notice or becomes aware of such unwillingness, inability or ineligibility, (2) we, in our discretion, determine that the Global Security shall be exchangeable for Certificated Notes or (3) there shall have occurred and be continuing an Event of Default under the Senior Indenture with respect to the notes and Beneficial Owners representing a majority in aggregate principal amount of the notes represented by the Global Security advise the Depositary to cease acting as depositary. Upon any such exchange, the Certificated Notes shall be registered in the names of the Beneficial Owners of the Global Security or Securities representing the notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Securities Registrar.

   The information below concerning the Depositary and the Depositary's system has been furnished by the Depositary, and we take no responsibility for the accuracy thereof. The Depositary will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One fully registered Global Security will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

   The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

   Purchases of notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but

Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive Certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

   To facilitate subsequent transfers, the Global Security representing the notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of the Global Security with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Security representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Security representing the notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

   Principal, premium, if any, and/or interest payments on the Global Security representing the notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the Depositary is the responsibility of us or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

   If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes within an issue are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

   The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Proposed changes to REIT qualification requirements. Two legislative proposals, one made by the Clinton Administration and the other passed by Congress, but vetoed by the President, sought to change some of the requirements that a REIT must meet in order to qualify as a REIT. The Clinton Administration's fiscal year 2000 budget proposal, announced February 1, 1999, includes a proposal that would change the 10% voting securities test to a 10% vote or value test. Under the proposal, a REIT would not be able to own more than 10% of the vote or value of the outstanding securities of any corporation, except for a qualified REIT subsidiary or another REIT. The proposal also contains an exception to the 5% and 10% asset tests that would allow a REIT to have "taxable REIT subsidiaries," including both "qualified independent contractor subsidiaries," which could perform noncustomary and other currently prohibited services for tenants and other customers, and "qualified business subsidiaries," which could undertake third-party management and development activities as well as other non-real estate related activities. Under the proposal, no more than 15% of a REIT's total assets could consist of taxable REIT subsidiaries and no more than 5% of a REIT's total assets could consist of qualified independent contractor subsidiaries. Under the budget proposal, a taxable REIT subsidiary would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. This proposal would be effective after the date of enactment and a REIT would be allowed to combine and convert existing corporate subsidiaries into taxable REIT subsidiaries tax-free prior to a certain date. A transition period would allow for conversion of existing corporate subsidiaries before the 10% vote or value test would become effective. For the REIT's taxable years after the effective date of the proposal and after any applicable transition period, the 10% vote or value test would apply to the REIT's ownership in any of the non-controlled subsidiaries that are not converted into taxable REIT subsidiaries.

   Currently, legislative proposals containing provisions regarding REITs are before Congress. The REIT provisions are substantially the same as those contained in the Financial Freedom Act of 1999, which was passed by Congress, but later vetoed by the President. The Financial Freedom Act contained provisions relating to REITs that were similar to the administration's REIT proposal in several respects. Like the administration's proposal, the bill would have created "taxable REIT subsidiaries" that would not have been subject to the 5% asset test, but that would have been subject to the 25% asset test. The "taxable REIT subsidiaries" would also have been subject to "earnings stripping" limitations on the deductibility of interest. Under the Financial Freedom Act, a REIT would have been able to rent up to 10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income. The Financial Freedom Act would also have changed the 10% voting securities test to a 10% vote or value test unless the corporation elected to be a taxable REIT subsidiary or the "grandfather rule" applied. In general, the "grandfather rule" would have applied to securities of a corporation in which the REIT owned an interest as of a specific date prior to the enactment of the new vote or value test (such as the non-controlled subsidiaries). Securities of a corporation would lose their "grandfathered" status if the corporation acquired any substantial asset or engaged in a substantial new line of business after a specified date (other than pursuant to a binding contract in effect on that date).

   It is presently uncertain whether any proposal regarding REITs will be enacted or, if enacted, what the terms, including the effective date, of such proposal will be. We have made no decision at this time with regard to any actions we might take if any legislative proposal regarding REITs were to be enacted in the future.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement among Goldman, Sachs & Co., J.P. Morgan Securities Inc., First Union Securities, Inc., PNC Capital Markets, Inc. and Warburg Dillon Read LLC, as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amounts of the notes set forth opposite their respective names below.

                                                                      Principal
                                                                      amount of
Underwriter                                                               notes
-----------                                                           ---------
Goldman, Sachs & Co. ................................................     $
J.P. Morgan Securities Inc. .........................................
First Union Securities, Inc. ........................................
PNC Capital Markets, Inc. ...........................................
Warburg Dillon Read LLC..............................................
                                                                      ---------
  Total..............................................................     $
                                                                      =========

   Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

   The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes. Expenses associated with this offering, to be
paid by us, are estimated to be $    .

   The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of % of the principal amount of the notes. Any underwriter may allow, and any such dealers may reallow, a concession not in excess of % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

   We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

   In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

   From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. Affiliates of First Union Securities, Inc., PNC Capital Markets, Inc. and Warburg Dillon Reed LLC are lenders on our credit facility. These affiliates will receive their proportionate share of the amount of the credit facility to be repaid. Because the amount to be repaid to affiliates of the underwriters will exceed 10% of the net proceeds from the sale of the notes, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

   The legality of the notes and certain tax matters will be passed upon for Federal Realty Investment Trust by Hogan & Hartson L.L.P., Washington, D.C. Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

             [LOGO OF FEDERAL REALTY INVESTMENT TRUST APPEARS HERE]

                                 $500,000,000

              Debt Securities, Preferred Shares and Common Shares

  Federal Realty Investment Trust (the "Trust") may from time to time offer in one or more series (i) its unsecured debt securities (the "Debt Securities"),
(ii) its preferred shares (the "Preferred Shares"), and (iii) its common shares of beneficial interest, no par or stated value (the "Common Shares"), with an aggregate public offering price of up to $500,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, and Common Shares (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Debt Securities will be direct unsecured obligations of the Trust and may be either senior Debt Securities (the "Senior Securities") or subordinated Debt Securities (the "Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Trust, as defined. See "Description of Debt Securities."

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Trust or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and the initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and the initial public offering price; and (iii) in the case of Common Shares, the initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Trust as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Trust, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

                               ----------------


              The date of this Prospectus is September 30, 1998.

                             AVAILABLE INFORMATION

  The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, New York, New York 10048. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Trust, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Trust can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Trust will provide without charge to each person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to Kathy Klein, Vice President, Corporate Communications, Federal Realty Investment Trust, 1626 East Jefferson Street, Rockville, Maryland 20852-4041 (telephone 301/998-8100).

  The Trust has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus forms a part, with respect to the Securities offered hereby. For further information with respect to the Trust and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Trust with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

    1. The Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

    2. The Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

    3. The Trust's Current Reports on Form 8-K filed with the Commission on February 24, 1998, March 10, 1998, March 11, 1998, May 11, 1998 and August
  7, 1998.

  Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                                   THE TRUST

  Federal Realty Investment Trust (the "Trust") is an owner, operator and redeveloper of retail properties. Founded in 1962 as a District of Columbia business trust of unlimited duration, the Trust is a self-administered equity real estate investment trust ("REIT"). The Trust consolidates the financial statements of various entities which it controls. At June 30, 1998 the Trust owned 114 retail properties and one apartment complex.

  An important part of the Trust's strategy is to acquire older, well-located properties in prime, densely populated and affluent areas and to enhance their operating performance through a program of renovation, expansion, reconfiguration and retenanting. The Trust's traditional focus has been on community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high volume, value oriented retailers that provide consumer necessities. Late in 1994 the Trust expanded this strategy to include retail buildings and shopping centers in prime established main street shopping areas. In addition, the Trust amended its by-laws in 1996 to permit investments west of the Mississippi River. The Trust continually evaluates its properties for renovation, retenanting and expansion opportunities. Similarly, the Trust regularly reviews its portfolio and from time to time considers selling certain of its properties. For several years the Trust has been seeking sites in its core markets suitable for the construction of new retail properties. Several sites have been identified and beginning in 1998 the Trust is focusing considerable time and resources on ground up development.

  The Trust's portfolio of properties has grown from 42 as of January 1, 1993 to 115 at June 30, 1998. During this period the Trust acquired 78 retail properties for approximately $675 million. During this same period five shopping centers were sold. Also during this period the Trust spent over $250 million to renovate, expand, improve and retenant its properties. The majority of the acquisitions were funded with cash. Of the properties not fully acquired by cash, one was acquired by means of capital and ground leases, one was acquired for Common Shares and the assumption of a mortgage, one was acquired for cash and the assumption of a municipal bond issue and the others were acquired for cash with minority investments by third parties. This growth was financed through borrowing and equity offerings, since each year the Trust has distributed all or the majority of its cash provided by operating activities to its shareholders.

  The Trust's 114 retail properties, consisting of 55 shopping centers and 59 main street retail properties, are located in 16 states and the District of Columbia. Twenty-one of the properties are located in the Washington, D.C. metropolitan area; twenty are in California; fourteen are in Connecticut; eleven are in Pennsylvania, primarily in the Philadelphia area; ten are in New Jersey; ten are in Texas; seven are in Illinois; three are in Virginia; four are in Massachusetts; six are in New York; two are in Florida; two are in Arizona; and there is one in each of the following states: Georgia, Michigan, North Carolina and Oregon.

  The Trust continues to seek older, well-located shopping centers and retail buildings to acquire and then to enhance their revenue potential through a program of renovation, retenanting and remerchandising. The Trust has also located sites where it intends to develop new retail properties.

  The Trust has made 144 consecutive quarterly distributions and has increased its distribution rate for each of the last 31 years. This is the longest record of annual distribution increases in the REIT industry. The current annual indicated distribution rate is $1.76 per share.

  The Trust maintains its offices at 1626 East Jefferson Street, Rockville, Maryland 20852-4041 (telephone 301/998-8100).

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Trust intends to use the majority of the net proceeds from the sale of Securities offered by the Trust to repay debt (including repayments of amounts drawn on lines of credit for property acquisitions), make improvements to properties, acquire additional properties and for working capital.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Trust's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                            SIX MONTHS
                   YEARS ENDED DECEMBER 31,                               ENDED JUNE 30,
     ----------------------------------------------------------         -----------------------
     1993       1994          1995          1996          1997           1997            1998
     -----      -----         -----         -----         -----         -------         -------
     1.50x      1.61x         1.55x         1.59x         1.70x           1.70x           1.74x

  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain on sale of real estate and extraordinary items and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the portion of rent expense representing an interest factor. In October 1997, the Trust issued $100 million of 7.95% Series A Cumulative Redeemable Preferred Shares ("Series A Preferred Shares"). The ratio of earnings to combined fixed charges and preferred dividends was 1.64x for the year ended December 31, 1997, and 1.54x for the six month period ended June 30, 1998. There were no preferred dividends paid by the Trust prior to 1997; as a result, the ratio of earnings to combined fixed charges and preferred dividends for the years ended December 31, 1993 through December 31, 1996, and the six months ended June 30, 1997, are unchanged from the ratios presented in this section.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Senior Securities are to be issued under an indenture dated as of September 1, 1998, as supplemented from time to time (the "Senior Indenture"), between the Trust and First Union National Bank, Trustee, and the Subordinated Securities are to be issued under an indenture dated as of December 1, 1993, as supplemented from time to time (the "Subordinated Indenture"), between the Trust and First Union National Bank, Trustee. The term "Trustee" as used herein shall refer to First Union National Bank as appropriate for Senior Securities or Subordinated Securities. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the registration statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. Parenthetical references below are to the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

TERMS

  The Debt Securities will be direct, unsecured obligations of the Trust. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Trust as described under "Subordination."

  Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Trust or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

  Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

     (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

     (4) if convertible, in connection with the preservation of the Trust's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

     (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Trust in respect of such Debt Securities and the applicable Indenture may be served;

     (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Trust, if the Trust is to have such an option;

    (10) the obligation, if any, of the Trust to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

    (14) whether such Debt Securities will be issued in certificated or book-entry form;

    (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the applicable Indenture;

    (17) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of the Trust and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (18) whether and under what circumstances the Trust will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Trust will have the option to redeem such Debt Securities in lieu of making such payment; and

    (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. Restrictions on ownership and transfers of the Trust's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Shares" and "Description of Preferred Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants of the Trust that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302 of each Indenture).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at First Union National Bank, 230 S. Tryon Street, 9th Floor, Charlotte, North Carolina 28288-1179 in the case of the Senior Securities and the Subordinated Securities, provided that, at the option of the Trust, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307, and 1002 of each Indenture).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each Place of Payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

  Neither the Trust nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

Merger, Consolidation or Sale

  The Trust may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that (a) either the Trust shall be the continuing corporation, or the successor corporation (if other than the Trust) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803 of each Indenture).

Certain Covenants

  Existence. Except as permitted under "Merger, Consolidation or Sale," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1004 of each Indenture).

  Maintenance of Properties. The Trust will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

  Insurance. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having a rating of at least A-:XII in Best's Key Rating Guide (Section 1006 of each Indenture).

  Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

  Provision of Financial Information. Whether or not the Trust is subject to
Section 13 or 15(d) of the Exchange Act, the Trust will within 15 days of each of the respective dates by which the Trust would have been required to file annual reports, quarterly reports and other documents with the Commission if the Trust were so subject (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1008 of each Indenture).

  Additional Covenants. Any additional covenants of the Trust with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

Events of Default, Notice and Waiver

  Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Trust contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Trust (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Trust (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 by the Trust, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.

  If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Trust (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under either Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in each Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

  Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

  Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

  Subject to provisions in each Indenture relating to its duties in case of default, neither Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

  Within 120 days after the close of each fiscal year, the Trust must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).

Modification of the Indentures

  Modifications and amendments of either Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Trust with certain covenants in such Indenture (Section 1011 of each Indenture).

  Modifications and amendments of either Indenture may be made by the Trust and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Trust as obligor under such Indenture;
(ii) to add to the covenants of the Trust for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Trust in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of either Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares of the Trust; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; or
(x) to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series (Section 901 of each Indenture).

  Each Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the

U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of each Indenture, and (iv) Debt Securities owned by the Trust or any other obligor upon the Debt Securities or any Affiliate of the Trust or of such other obligor shall be disregarded (Section 101 of each Indenture).

  Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Trust or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of either Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with either Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that either Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture (Section 1504 of each Indenture).

Subordination

  Upon any distribution to creditors of the Trust in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Trust to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated

Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Trust receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Trust may recover more, ratably, than holders of the Subordinated Securities.

  Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed:
(a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and leaseback transaction to which the Trust is a party or otherwise,
(d) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Trust, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and
(f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At June 30, 1998, Senior Debt aggregated approximately $648 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt.

Discharge, Defeasance and Covenant Defeasance

  Under each Indenture, the Trust may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

  Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each

Indenture) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, of each Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Trust with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

  Such a trust may only be established if, among other things, the Trust has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U. S. federal income tax law occurring after the date of the Indenture (Section 1404 of each Indenture).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Trust has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that are payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101 of each Indenture).

  In the event the Trust effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, of each Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause
(g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Conversion Rights

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

Global Securities

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                        DESCRIPTION OF PREFERRED SHARES

General

  The Trust is authorized to issue an unlimited number of preferred shares (the "Preferred Shares"). On October 6, 1997, the Trust issued 4,000,000 shares of 7.95% Series A Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share); no other Preferred Shares are outstanding.

  The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Trust's Third Amended and Restated Declaration of Trust (the "Declaration of Trust") and Bylaws and applicable statement of designations (the "Statement of Designations").

Terms

  Subject to the limitations prescribed by the Declaration of Trust, the Board of Trustees is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Trustees. The Preferred Shares will, when issued, be fully paid and nonassessable by the Trust (except as described under "Shareholder Liability" below) and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Trust, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Trust as a REIT.

Rank

  Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of Common Shares or other capital shares of the Trust, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

Dividends

  Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Trust, out of assets of the Trust legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Trust on such record dates as shall be fixed by the Board of Trustees of the Trust.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Trust fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Trust will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, no dividends will be declared or paid or set apart for payment on the Preferred Shares of the Trust of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for other capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

  If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Trust, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of the Trust, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of the Trust pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding shares of Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Trust.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, then, before any distribution or payment shall be made to the holders of any Common Shares, excess shares or any other class or series of capital shares of the Trust ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Trust, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Trust legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Trust. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of

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

the Trust ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Trust shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust, shall not be deemed to constitute a liquidation, dissolution or winding up of the Trust.

Voting Rights

  Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Whenever dividends on any Preferred Shares shall be in arrears for six consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Trust at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such shares of Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Trust will be increased by two Trustees.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Trust will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of the Trust into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Trust's Declaration of Trust or the Statement of Designations for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Trust may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that
(x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

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

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

  The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

Shareholder Liability

  As discussed below under "Description of Common Shares--Shareholder Liability," the Declaration of Trust provides that no shareholder, including holders of Preferred Shares, shall be personally liable for the acts and obligations of the Trust and that the funds and property of the Trust shall be solely liable for such acts or obligations. The Declaration of Trust provides that, to the extent practicable, each written instrument creating an obligation of the Trust shall contain a provision to that effect. The Declaration of Trust also provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In some jurisdictions, however, with respect to tort and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, shareholders may be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

Restrictions on Ownership

  As discussed below under "Description of Common Shares--Restrictions on Ownership," for the Trust to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Trust in meeting this requirement, the Trust may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities, including any Preferred Shares of the Trust. Therefore, the Statement of Designations for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

                         DESCRIPTION OF COMMON SHARES

General

  The Common Shares are issued pursuant to the Declaration of Trust. The Common Shares (no par or stated value) are equal with respect to distribution and liquidation rights, are not convertible, have no preemptive rights to subscribe for additional Common Shares, are nonassessable (except as described under "Shareholder Liability" below) and are transferable in the same manner as shares of a corporation. Each shareholder is entitled to one vote in person or by proxy for each Common Share registered in his name and has the right to vote on the election or removal of Trustees, amendments to the Declaration of Trust, proposals to terminate, reorganize, merge or consolidate the Trust or to sell or dispose of substantially all of the Trust's property and with respect to certain business combinations. The Trust will have perpetual existence unless and until dissolved and terminated. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Trustees. The Common Shares offered by the Trust will be, when issued, fully paid and nonassessable (except as described under "Shareholder Liability" below).

  Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights, or other options to purchase Common Shares and other securities convertible into Common Shares.

  Several provisions in the Declaration of Trust may have the effect of deterring a takeover of the Trust. These provisions (i) establish the percentage of outstanding Common Shares required to approve certain matters, including removal of a Trustee, amendment of any section of the Declaration of Trust that provides for a shareholder vote, the reorganization, merger, consolidation, sale or termination of the Trust and a sale of substantially all of the assets of the Trust, at 80% unless the matter to be acted upon is approved or recommended by the Board of Trustees in which event the percentage is 66 2/3%; (ii) restrict ownership of the Trust's outstanding capital shares by a single person to 9.8% of such capital shares unless otherwise approved by the Board of Trustees to assist in protecting and preserving the qualification of the Trust as a real estate investment trust under the Code; and (iii) include a "fair price" provision that would deter a "two-stage" takeover transaction by requiring an 80% vote of outstanding Common Shares for certain defined "business combinations" with shareholders owning more than 9.8% of Common Shares or their affiliates if the transaction is neither approved by the Board of Trustees nor meets certain price and procedural conditions.

  In addition, the Declaration of Trust includes provisions for (i) the classification of Trustees into three classes serving three year staggered terms and (ii) the authorization of Trustees to issue an unlimited number of Common Shares and to issue additional classes of equity securities in unlimited numbers with such rights, qualifications, limitations or restrictions as are stated in the Board of Trustees' resolution establishing such class of securities.

  In 1989, the Trustees adopted a Shareholder Rights Plan (the "Plan"). Under the Plan, one right was issued for each outstanding Common Share and a right will be attached to each Share issued in the future. The rights authorize the holders to purchase Common Shares at a price below market upon the occurrence of certain events, including, unless approved by the Board of Trustees, acquisition by a person or group of certain levels of beneficial ownership of the Trust or a tender offer. The rights are redeemable by the Trust for $.01 and expire in 1999.

Restrictions on Ownership

  For the Trust to qualify as a REIT under the Code, not more than 50% in value of the outstanding capital shares, including in some circumstances capital shares into which outstanding securities (including the Securities) might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Trust's taxable year. To assist the Trust in meeting this requirement, the Trust (a) by lot or other equitable means, may prevent the transfer of and/or may call for redemption a number of capital shares sufficient for the continued qualification of the Trust as a REIT and (b) may refuse to register the transfer of capital shares and may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities. Capital shares reserved for issuance upon conversion of any class of then outstanding convertible securities of the Trust may be considered outstanding capital shares for purposes of this provision if the effect thereof would be to cause a single person to own or to be deemed to own more than 9.8% of the Trust's outstanding capital shares. Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights or other options to purchase Common Shares and other securities convertible into Common Shares.

Shareholder Liability

  The Declaration of Trust provides that no shareholder shall be personally liable in connection with the Trust's property or the affairs of the Trust. The Declaration of Trust further provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In addition, the Trust is required to, and as a matter of practice does, insert a clause in its contracts that provides that shareholders shall not be personally liable thereunder. However, in respect to tort claims and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

Registrar and Transfer Agent

  The Registrar and Transfer Agent for the Common Shares is American Stock Transfer & Trust Company, New York, New York.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The Trust believes it has operated, and the Trust intends to continue to operate, in such manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Trust and its shareholders. For the particular provisions that govern the federal income tax treatment of the Trust and its shareholders, reference is made to Sections 856 through 860 of the Code and the treasury regulations promulgated thereunder. The following summary is qualified in its entirety by such reference.

  Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its shareholders. If the Trust fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its shareholders.

  To qualify as a REIT, the Trust must comply with a number of annual requirements regarding its income, assets and distributions. These requirements impose a number of restrictions on the Trust's operations. For example, the Trust may not lease property if the lease has the effect of giving the Trust a share of the net income of the lessee. The amount of personal property that may be included under a lease may not exceed a defined, low level, and the Trust may not provide services to its tenants, other than customary services and de minimis non-customary services. The Trust's ability to acquire non-real estate assets is restricted, and a 100% tax is imposed on any gain that the Trust realizes from sales of property to customers in the ordinary course of business (other than property acquired by reason of certain foreclosures), effectively preventing the Trust from participating directly in condominium projects and other projects involving the development of property for resale. Minimum distribution requirements also generally require the Trust to distribute at least 95% of its taxable income each year (excluding any net capital gain).

  In any year in which the Trust qualifies to be taxed as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits will be taxed to shareholders as ordinary income except that distributions of net capital gains designated by the Trust as capital gain dividends will be taxed as long-term capital gain income to the shareholders. A portion of such gains may be taxed at the 25% rate applicable to "Section 1250" gains. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder's Securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Trust, including the possibility of United States income tax withholding on Trust distributions.

                             PLAN OF DISTRIBUTION

  The Trust may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Trust or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Trust, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Trust will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the New York Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Trust may elect to list any series of Debt Securities or Preferred Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

  Under agreements the Trust may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Trust against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Trust in the ordinary course of business.

  If so indicated in the Prospectus Supplement, the Trust will authorize underwriters or other persons acting as the Trust's agents to solicit offers by certain institutions to purchase Securities from the Trust pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Trust. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                LEGAL OPINIONS

  The legality of the Securities offered hereby is being passed upon for the Trust by Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800. Certain REIT tax matters relating to the Trust are being passed upon by Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109. Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557 will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

  The Consolidated FInancial Statements and Schedules of the Trust as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated herein by reference have been incorporated herein in reliance on the reports dated February 5, 1998 of Grant Thornton LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 which are incorporated herein by reference, Grant Thornton LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports dated May 5, 1998 and August 5, 1998 included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Grant Thornton LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.


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